

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Yin Yin Shao
President
Jago China Holding Limited
Jiefang Road, Xingxin Commercial Plaza
Room 4712-15
Shenzhen, Guangdong
P.R. China

> **Re:** **Jago China Holding Limited**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 6, 2010**
> **File No. 000-53946**

Dear Ms. Shao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form of Acquisition, page 4

1.   We note your response to comment 7 in our letter dated May 12, 2010. Your response does not appear consistent with other information contained in your registration statement. For example, we note that Ms. Shao owns and controls Allglad Limited, an entity with no business operations. Please revise your disclosure to discuss the other business activities of Ms. Shao, including her involvement with Allglad Limited and Surplus Elegant Investment Limited.

Item 1A. Risk Factors, page 5

2.   We note your response to comment 9 in our letter dated May 12, 2010 and the risk factor disclosure under the subheading, "Federal restrictions on blank check or shell companies . . . ." Please revise to present the risk regarding Rule 419 under a separate risk factor subheading.

Item 5. Directors and Executive Officers, page 17

3.   We note your disclosure on page 19 that Ms. Shao expects to consult with other individuals, such as Mr. Fengfu Jin and Ms. Huiling Shi. Please more fully describe the involvement of these individuals with you and update your business section to describe Ms. Shao's plans to consult with others.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

4.   We note your response to comment 19 in our letter dated May 12, 2010 and we reissue it in its entirety. Please disclose the information about director independence as required by Item 407(a) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

                                                        Sincerely,

                                                        Sonia Gupta Barros
                                                        Special Counsel

cc: Elizabeth Chen, Esq.
       Via facsimile (212) 798-6366